FROM: GM (F&A)

大华置业
UNITED OVERSEAS LAND LIMITED
COMPANY REG. NO. 196300438C
101 THOMSON ROAD #33-00 UNITED SQUARE SINGAPORE 307591 TEL: (65) 6255 0233 FA[redacted]

04045770

26 October 2004

United States Securities & Exchange Commission
450 Fifth Street N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
Attn : Mr Frank Zarb, Esq.

BY FAX ONLY
FAX NO.: 012 1 202 942 9525

Total: 13 pages
(including this page)

SUPPL

RECEIVED
2004 OCT 27 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

RULE 12g3-2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited third quarter financial statement of the Group for 2004.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Kindly acknowledge receipt by signing and returning the duplicate of this letter. Thank you.

Yours faithfully
for UNITED OVERSEAS LAND LIMITED

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

Foo Thiam Fong Wellington
Company Secretary

enc.

c.c. Mr Bryan Ho, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\gracewong\letter\MEDIA\3RD-quarter results.doc
UOL\3.2.3 (gw

dlw 10/27

MASNET No. 58 OF 26.10.2004
Announcement No. 58

UNITED OVERSEAS LAND LTD

UNAUDITED THIRD QUARTER FINANCIAL STATEMENT

UOL-Q3.pdf

Submitted by Foo Thiam Fong Wellington, Company Secretary on 26/10/2004 to the SGX

UNAUDITED THIRD QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group					
		Third Quarter Ended 30 September			Nine Months Ended 30 September		
	Notes	2004	2003	+ / (-)	2004	2003	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Revenue	A	102,770	92,200	11	307,591	304,703	1
Cost of sales		(56,402)	(52,773)	7	(173,864)	(198,568)	(12)
Gross profit		46,368	39,427	18	133,727	106,135	26
Other operating income		19,051	19,280	(1)	58,512	51,090	15
Marketing and distribution expenses		(4,992)	(4,100)	22	(13,133)	(11,046)	19
Administrative expenses		(7,362)	(7,889)	(7)	(22,800)	(19,939)	14
Other operating expenses		(12,476)	(8,317)	50	(36,869)	(26,391)	40
Exceptional items	B	-	348	(100)	136	2,554	(95)
Operating profit	C	40,589	38,749	5	119,573	102,403	17
Finance income	D	1,007	544	85	2,029	2,361	(14)
Finance costs	E	(3,972)	(7,190)	(45)	(17,770)	(22,743)	(22)
Share of results of associates		708	(432)	264	1,674	1,397	20
Profit before tax		38,332	31,671	21	105,506	83,418	26
Tax	F	(8,160)	(7,940)	3	(19,259)	(20,561)	(6)
Profit after tax		30,172	23,731	27	86,247	62,857	37
Minority interests		(4,603)	(2,793)	65	(10,995)	(6,631)	66
Profit attributable to shareholders		25,569	20,938	22	75,252	56,226	34

1(a)(ii) Notes to the Income Statement

	Group					
	Third Quarter Ended 30 September			Nine Months Ended 30 September		
	2004	2003	+ / (-)	2004	2003	+ / (-)
	$'000	$'000	%	$'000	$'000	%
A Turnover						
Revenue from property development	17,307	14,708	18	54,698	89,496	(39)
Revenue from property investments	25,375	27,380	(7)	78,235	81,222	(4)
Gross revenue from hotel operations	58,187	46,008	26	163,828	120,112	36
Revenue from trading, retail and management services	1,901	4,104	(54)	10,830	13,873	(22)
Revenue	102,770	92,200	11	307,591	304,703	1
Investment income	14,090	14,090	-	44,341	34,438	29
Turnover	116,860	106,290	10	351,932	339,141	4
B Exceptional items						
Gain on disposal of subsidiaries	-	-	-	136	5	2,620
Surplus on liquidation of subsidiary	-	-	-	-	596	(100)
Reversal of provision for doubtful recovery of loans to an associated company	-	531	(100)	-	531	(100)
Provision for settlement of claim	-	(183)	(100)	-	(550)	(100)
Share of distribution on sale of common property	-	-	-	-	1,105	(100)
Gain on disposal of investment properties	-	-	-	-	867	(100)
	-	348	(100)	136	2,554	(95)
C Operating profit						
Operating profit is stated after charging :						
Depreciation and amortisation	8,480	8,317	2	25,816	24,824	4
D Finance income						
Interest income	698	522	34	2,029	1,490	36
Foreign exchange gain (net)	309	22	1,305	-	871	(100)
	1,007	544	85	2,029	2,361	(14)
E Finance costs						
Interest expense	3,494	4,170	(16)	10,984	13,868	(21)
Amortisation of bond discount	478	3,020	(84)	6,679	8,875	(25)
Foreign exchange loss (net)	-	-	-	107	-	n.m.
	3,972	7,190	(45)	17,770	22,743	(22)
F Tax						
The charge for taxation includes the following :						
Adjustment for under/(over) provision of tax in respect of prior years	-	-	-	318	-	n.m.
Adjustment to deferred taxation arising from change in tax rate from 22% to 20% with effect from year of assessment 2005	-	-	-	(2,132)	-	n.m.

n.m. : not meaningful

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	The Group		The Company	
	30.09.04	31.12.03	30.09.04	31.12.03
	S'000	S'000	S'000	$'000
Non-current Assets				
Property, plant and equipment	574,982	600,054	1,390	1,598
Investment properties	1,581,310	1,579,330	206,000	203,340
Subsidiary companies	-	-	1,003,053	1,117,227
Associated companies	37,156	42,206	400	400
Investments	296,369	303,914	48,811	48,811
Expenditure carried forward	648	550	-	341
Intangibles	13,496	13,972	-	-
Deferred tax assets	536	590	-	-
	2,504,497	2,540,616	1,259,654	1,371,717
Current Assets				
Properties under development	144,206	125,439	-	-
Developed properties for resale	5,832	18,415	-	-
Investments	176,117	176,117	176,117	176,117
Inventories	4,339	6,976	-	-
Tax recoverable	1,951	1,481	-	-
Trade and other receivables	32,451	75,463	2,006	5,382
Other current assets	6,087	5,199	252	208
Cash and cash equivalents	98,297	109,994	658	27,760
	469,280	519,084	179,033	209,467
Current Liabilities				
Trade and other payables	82,346	95,249	5,674	9,552
Bank overdrafts	63	724	-	-
Bank loans	345,433	17,728	-	-
1.5% Unsecured Bonds due 2004	-	180,881	-	180,881
Transferable term loan due 2004	-	112,440	-	112,440
Taxation	26,390	25,829	7,147	5,546
	454,232	432,851	12,821	308,419
Net Current Assets/ (Liabilities)	15,048	86,233	166,212	(98,952)
Non-current Liabilities				
Bank loans	293,471	543,516	-	-
Loans from subsidiaries	-	-	232,271	192,073
Loans from minority shareholder of a subsidiary	3,300	-	-	-
Rental deposits	12,043	12,973	1,499	1,940
Provision for retirement benefits	2,688	2,856	639	816
Deferred liability	5,497	11,966	-	-
Deferred tax liabilities	53,315	58,968	10,619	13,150
	370,314	630,279	245,028	207,979
	2,149,231	1,996,570	1,180,838	1,064,786
Share Capital & Reserves				
Share capital	791,196	696,741	791,196	696,741
Share premium	273,324	225,586	273,324	225,586
Reserves	302,942	330,809	61,275	83,652
Retained earnings	551,228	517,375	55,043	58,807
Interests of the Shareholders	1,918,690	1,770,511	1,180,838	1,064,786
Minority Interests	230,541	226,059	-	-
	2,149,231	1,996,570	1,180,838	1,064,786

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 30.9.04		As At 31.12.03	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	345,496	-	8,567	309,885
Amount repayable after one year	149,548	147,223	483,328	60,188

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' land and buildings, development properties for sale and/or hotel properties; and /or assignment of all rights and benefits with respect to the properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the third quarter ended 30 September

	Notes	Group 3rd Quarter 2004	Group 3rd Quarter 2003
Cash flows from operating activities		$'000	$'000
Profit before tax and share of results of associates		37,624	32,103
Adjustment for non-cash items		6,604	8,016
Loss on disposal of property, plant and equipment		164	169
Profit on sale of properties under development		(3,279)	(1,488)
Investment and interest income		(14,788)	(14,612)
Interest expense		3,494	4,170
Operating profit before working capital changes		29,819	28,358
Receivables		26,241	40,577
Inventories		(317)	363
Rental deposits		116	668
Payables		411	(865)
Changes in working capital		26,451	40,743
Progress billings		30,477	54,750
Expenditure on properties under development		(6,397)	(15,782)
Retirement benefits paid		(30)	(14)
Income taxes paid		(5,681)	(2,808)
Net cash inflow from operating activities		74,639	105,247
Cash flows from investing activities			
Proceeds from disposal of property, plant and equipment		65	131
Redemption of preference shares in associated company		-	9,800
Purchase of shares from minority shareholders in subsidiaries		(283)	-
Purchase of property, plant and equipment		(2,750)	(21,406)
Retention monies (released)/ withheld		(139)	964
Interest received		731	519
Dividends received		15,304	10,990
Net cash inflow from investing activities		12,928	998
Cash flows from financing activities			
Proceeds from issue of shares		611	859
Proceeds from issue of shares to minority shareholders of subsidiary		-	1,530
Expenditure relating to bank borrowings		(563)	-
Net borrowings		(106,470)	(103,728)
Interest paid		(5,536)	(6,544)
Net cash outflow from financing activities		(111,958)	(107,883)
Net decrease in cash and cash equivalents		(24,391)	(1,638)
Cash and cash equivalents at 1 July		122,625	77,436
Cash and cash equivalents at 30 September	(i)	98,234	75,798

Notes to the Consolidated Cash Flow Statement

i. *Cash and cash equivalents*

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group 30.09.04	The Group 30.09.03
	$'000	$'000
Cash at bank and on hand and fixed deposits	98,297	77,127
Less : Bank overdrafts	(63)	(1,329)
Cash and cash equivalents per consolidated cash flow statement	98,234	75,798

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the third quarter ended 30 September 2004

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2004	790,869	273,040	303,779	525,659	1,893,347
Currency translation differences	-	-	(837)	-	(837)
Net profit	-	-	-	25,569	25,569
Issue of share capital	327	284	-	-	611
Balance at 30 September 2004	791,196	273,324	302,942	551,228	1,918,690

Group Statement of Changes in Equity for the third quarter ended 30 September 2003

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 July 2003	617,000	186,271	427,211	473,873	1,704,355
Currency translation differences	-	-	(441)	-	(441)
Net profit	-	-	-	20,938	20,938
Issue of share capital	515	351	(5)	-	861
Balance at 30 September 2003	617,515	186,622	426,765	494,811	1,725,713

Company Statement of Changes in Equity for the third quarter ended 30 September 2004

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 July 2004	790,869	273,040	61,275	41,761	1,166,945
Net profit	-	-	-	13,282	13,282
Issue of share capital	327	284	-	-	611
Balance at 30 September 2004	791,196	273,324	61,275	55,043	1,180,838

Company Statement of Changes in Equity for the third quarter ended 30 September 2003

	Share Capital	Share Premium	Reserves	Retained Earnings	Total
	$'000	$'000	$'000	$'000	$'000
The Company					
Balance at 1 July 2003	617,000	186,271	119,480	41,693	964,444
Net profit	-	-	-	8,375	8,375
Issue of share capital	515	351	(5)	-	861
Balance at 30 September 2003	617,515	186,622	119,475	50,068	973,680

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the period, the issued share capital was increased as follows:

	$
Issued capital as at 1 July 2004	790,869,154
Issue of ordinary shares of S$1.00 each arising from the exercise of:	
2000 Options granted under the UOL Executives Share Option Scheme	8,000
2001 Options granted under the UOL 2000 Share Option Scheme	80,000
2002 Options granted under the UOL 2000 Share Option Scheme	62,000
2003 Options granted under the UOL 2000 Share Option Scheme	177,000
Issued capital as at 30 September 2004	791,196,154

The following number of ordinary shares of $1.00 each would be issued upon the exercise of the subscription rights in full by holders of the:

	30.09.04	30.09.03
UOL Warrants 2004 at any time on or before 12 June 2004 at the subscription price of $1.25 per share	-	174,108,878
Options granted under the UOL Executives Share Options and UOL 2000 Share Option Scheme :		
- 1999 Options during the option period from 6 May 2000 to 5 February 2004 at the offer price of $1.60 per share	-	200,000
- 2000 Options during the option period from 15 May 2001 to 14 February 2005 at the offer price of $1.24 per share	159,000	239,000
- 2001 Options during the option period from 31 May 2002 to 30 May 2011 at the offer price of $1.58 per share	320,000	705,000
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	778,000	1,138,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	1,286,000	1,646,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	1,286,000	-
	3,829,000	178,036,878

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2003.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

Not applicable.

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	3rd Quarter 2004	3rd Quarter 2003
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	Cents 3.50	Cents 3.41
(ii) On a fully diluted basis	Cents 3.50	Cents 3.19

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees and warrants issued, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30.09.04	31.12.03	30.09.04	31.12.03
Net asset value per ordinary share	$2.43	$2.54	$1.49	$1.53
Net tangible asset backing per ordinary share	$2.41	$2.52	$1.49	$1.53

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the third quarter of 2004 increased by 11% to $102.8 million from $92.2 million in the third quarter of 2003. The increase in revenue came largely from hotel operations and property development, which included the receipt of progressive revenues from the sale of the Twin Regency development at Kim Tian Road. Revenue from trading activities declined by 54% to $1.9 million in third quarter of 2004 following the divestment of certain trading entities in the second quarter of 2004.

Other operating expenses have increased due mainly to higher property taxes, amortisation of goodwill and land lease charge. The third quarter of 2003 also saw the inclusion of a write-back of $764,000 for diminution in value of short term investments. On the other hand, finance costs have declined due to lower amortisation of bond discount following the redemption of the unsecured bonds due 2004 on 15 July 2004.

For the third quarter of 2004, Group pre-tax profit was $38.3 million, representing an increase of 21% over $31.7 million achieved in the third quarter of 2003. Group attributable profit in the third quarter of 2004 increased by $4.7 million to $25.6 million compared to $20.9 million in the third quarter of 2003.

For the nine months ended 30 September 2004, the Group achieved a net attributable profit after tax and minority interests of $75.3 million, which is an improvement of 34% compared to $56.2 million in the corresponding period of 2003. The increase was due largely to the improved performance from hotel operations and higher dividends from quoted investments.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Reflecting the strong growth in the Singapore economy, prices of private homes have continued to rise albeit modestly. Against this background, the Group was able to sell more units of its residential development, in particular the Twin Regency development. The outlook for the retail property market is more positive. Rental rates for office space have also increased marginally.

With the recovery of the tourism sector, occupancy and average room rates of the Group's hotels in Singapore are expected to improve further. The Group's hotels in Australia, China, Malaysia and Vietnam have benefited from better market conditions and could see further improvement in profits. Operating conditions remain difficult for the Group's hotel in Myanmar.

Since the Company's announced intention to dispose of its 4.2% shareholding in United Overseas Bank Limited ("UOB") on 9 July 2004, no disposal of UOB shares has been effected to date. The Company has been in further discussion with a number of investment banks on the options and timing to effect the disposal of the UOB shares. As and when the Company disposes of its shareholding in UOB, the net gain from such disposal will accrue to the profit and loss account of the Group. Accordingly, the results of the Group in the next nine months may include the net gain from any disposal of its shareholdings in UOB.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	Nil
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the third quarter ended 30 September 2004.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
26 October 2004